Exhibit 16.1

June 14, 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Verso Technologies, Inc. (“Verso” and “the Company”) and, under the date of February 27, 2004, we reported on the consolidated financial statements of Verso Technologies, Inc. and subsidiaries as of and for the years ended December 31, 2003 and 2002. On June 7, 2004, our appointment as principal accountants was terminated.

We have read Verso’s statements included under Item 4 of its Form 8-K dated June 14, 2004 and we agree with such statements, except that we are not in a position to agree or disagree with Verso’s statement that the Company’s Audit Committee and Board of Directors participated in and approved the decision to change independent accountants, or the statements included in the three paragraphs under Item 4(b).

Very truly yours,

/s/ KPMG LLP